MorphoSys AG Semmelweisstrasse 7 82152 Planegg Germany Telefon: +49 (0)89 899 27-0 Fax: +49 (0)89 899 27-222 Email: info@morphosys.com Internet: www.morphosys.com

MorphoSys AG ∎ Postfach 16 58 ∎ 82145 Planegg

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah and Kevin Kuhar

Contact:	Klaus de Wall	October 12, 2021
Phone:	+49 89 89927 331

Re:	MorphoSys AG

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed March 15, 2021

File No. 001-38455

Dear Mr. Atallah and Mr. Kuhar,

MorphoSys AG (the “Company”) is transmitting this letter (the “Comment Letter”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F filed on March 15, 2021 (the “2020 Annual Report”), as set forth in your letter dated September 15, 2021 addressed to Sung Lee, Chief Financial Officer of the Company. For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto. Capitalized terms used but not defined herein are used herein as defined in the 2020 Annual Report.

Management Board Dr. Jean-Paul Kress (Chairman), Sung Lee, Dr. Malte Peters, Dr. Roland Wandeler Chairman of the Supervisory Board Dr. Marc Cluzel	Bank details Commerzbank Sort code: 700 800 00 Account No.: 0349775600 IBAN: DE73 7008 0000 0349 7756 00 SWIFT (BIC): DRESDEFF700	Tax No. 9143/101/21259 VAT-ID. No. DE 15506 9821	Registered Office Planegg, Landkreis München Commercial register AG München HRB 121023

Form 20-F for the Fiscal Year Ended December 31, 2020

Note 4—Collaboration and License Agreement with Incyte, page F-52

We note that in January 2020 you entered into a collaboration and license agreement with Incyte, where you received a $750 million upfront payment and an additional payment of $150 million for 3,629,764 new ADSs. In connection with the agreement you recognized $48.9 million as a current financial asset, $588.3 million as a non-current financial liability, $1.0 million in common stock, $90.7 million in additional paid-in capital and $268.9 million as revenues. Please address the following and cite the authoritative literature upon which you relied:

In order to facilitate the Staff’s review of the response, we will first provide a summary of the background of the transaction and an executive summary of the accounting, and then a response to each portion of the Staff’s question.

Background of the Transaction

On January 12, 2020, the Company and Incyte Corporation (“Incyte” and together with the Company, “the parties”) entered into a collaboration and license agreement (the “agreement”) to commercialize and further develop certain indications of the Company’s proprietary anti-CD19 antibody tafasitamab (“tafasitamab”) globally.

Under the agreement, the Company granted Incyte the exclusive commercialization rights outside of the United States (such ex-U.S. territory, “rest of the world” or “ROW”), and the Company and Incyte share co-commercialization rights in the United States (“US”). The agreement also grants Incyte the right to manufacture tafasitamab for ROW.

Under the agreement (i) Incyte paid to the Company a one-time, non-refundable upfront and initial amount of USD 750.0 million (the “upfront fee”) and (ii) Incyte purchased new ordinary shares of the Company in the form of American Depositary Shares (ADS) for USD 150.0 million (the “contribution to equity”).

Based on the agreement, the contribution to equity resulted in 3,629,764 new ADSs issued in the aggregate (representing, in the aggregate, 907,441 ordinary shares). The fair value of the shares amounted to USD 91.7 million at the issuance date.

As it relates to the co-commercialization rights in the US, the parties agreed to equally (50/50) share the quarterly pre-tax profit (loss) of the co-commercialization of tafasitamab in the US during the course of the agreement. The parties calculate pre-tax profit (loss) as all US net sales of tafasitamab, less the sum of both parties’ (i) co-commercialization costs (including, but not limited to, selling expenses), (ii) cost of sales, (iii) medical affairs activities costs, (iv) regulatory costs, (v) royalties payable to Xencor on US net sales of tafasitamab (these royalties are subject to a separate agreement with Xencor signed in June 2010), (vi) product liability expenses, and (vii) certain third-party payments, solely to the extent incurred with respect to the US. The Company is consequently subject to quarterly cash outflows (profit participation of Incyte) or quarterly cash inflows (loss participation of Incyte).

Summary of the accounting

The agreement described above contains multiple elements and therefore the Company assessed the applicability of several IFRS standards to each element in order to derive a correct accounting treatment. In summary, the Company received an aggregate amount of cash consideration of USD 900.0 million in exchange for:

•

The Company agreeing with Incyte on the co-commercialization rights (50/50) for tafasitamab in the US (the Company incurring an obligation to transfer cash (financial liability) to Incyte in certain circumstances, as well as obtaining a right to receive cash (financial asset) from Incyte in certain circumstances (IFRS 9))

•	The Company issuing share capital to Incyte (IAS 32)

•	The Company providing Incyte exclusive commercialization rights for tafasitamab in ROW (revenue from contracts with customers, IFRS 15)

The accounting treatment of the amount received from Incyte initially resulted in the following journal entry:

In USD million
DR | Cash	900.0
DR | Financial Asset at Fair Value (IFRS 9) – short-term	48.9
CR | Financial Liability at Fair Value (IFRS 9) – long-term	(588.3)
CR | Common Stock and Additional Paid-in Capital	(91.7)
CR | Revenues (IFRS 15)	(268.9)

Explain why you recorded a financial asset and financial liability in connection with the collaboration and license agreement. Also explain why the financial asset is subsequently measured at fair value and the liability is subsequently measured at amortized cost.

Response

The pre-tax profit (loss) share associated with the co-commercialization right in the US resulted in a financial asset and a financial liability under IFRS 9 / IAS 32. The Company determined that this element of the agreement is not within the scope of IFRS 11 or IFRS 15. The following sections outline the reasons for this assessment.

IFRS 11, Joint Arrangements

The Company determined that the entire agreement is not in the scope of IFRS 11, although the Company and Incyte are bound by a contractual agreement. The requirement of IFRS 11.5(b) to have joint control over the contractual arrangement is not fulfilled. The Company and Incyte set up a Joint Steering Committee (“JSC”), in which the parties make decisions with respect to activities that have strategic importance to the commercialization, manufacturing or development of tafasitamab and the JSC shall act and decide by consensus. However, the agreement grants either the Company or Incyte the final decision-making authority over certain important decisions, depending on the underlying activity. For example, the Company has the unilateral and final decision-making authority on the commercialization strategy (including pricing) in the US. Hence, the requirement of IFRS 11.7 of unanimous consent is not contractually agreed between both parties and the agreement therefore is not in scope of IFRS 11.

IFRS 15, Revenue from Contracts with Customers

The agreement is only in the scope of IFRS 15 to the extent that the Company provides Incyte goods or services that are an output of the Company’s ordinary activities in exchange for consideration (IFRS 15.6). This applies to the exclusive commercialization rights for tafasitamab in ROW. For the co-commercialization right in the US, the Company determined that it is in scope of IFRS 9 (IFRS 15.5(c)). Therefore, the agreement is partially in the scope of IFRS 15 and partially within the scope of other standards (IFRS 15.7, IFRS 15.5).

Since other standards (IFRS 9, IAS 32) specify the requirements of separation and initial measurement of the pre-tax profit (loss) share associated with the co-commercialization right in the US, the Company applied the separation and/or measurement requirements in those standards accordingly (IFRS 15.7 (a)). the Company excluded the amounts of the elements of the agreement that were initially measured in accordance with standards other than IFRS 15 (IFRS 9, IAS 32) from the transaction price and allocated the amount of the transaction price that remained to each performance obligation in accordance with IFRS 15.73-86 (IFRS 15.7 (b)).

IFRS 9, Financial Instruments / IAS 32, Financial Instruments: Presentation

Co-commercialization right for the US

With respect to the co-commercialization right for the US, under the terms of the agreement, the parties equally share the quarterly pre-tax profit (loss) of the co-commercialization activities in the US. More precisely, in this context, the Company receives from Incyte the upfront fee and is in return contractually obliged to make variable payments to Incyte in the future.

The co-commercialization activities under the agreement can either result in quarterly payments from Incyte to the Company (in the case of a quarterly loss to be shared) or in quarterly payments from the Company to Incyte (in the case of a quarterly profit to be shared). Over the term of the arrangement, significant profits are expected from the co-commercialization in the US. The related obligation of the Company to make variable payments to Incyte in the future in return for the upfront cash payment received meets the definition of a financial liability. However, in the initial loss-making quarters, cash inflows from Incyte are expected and the Company’s related rights to receive cash inflows meet the definition of a financial asset. Hence, with regard to the future payments to be made by the Company to Incyte for the co-commercialization in the US, the definition of a financial instrument according to IAS 32.11 is met because Incyte has the contractual right to receive cash from the Company (i.e., the agreement gives rise to a right to payment by Incyte to the Company) and the Company has the contractual obligation to deliver cash to Incyte (i.e., the agreement gives rise to a payment obligation from the Company to Incyte). Consequently, this element of the agreement is accounted for under IFRS 9 (IFRS 9.2.1).

For quarters in which the Company expects cash inflows from Incyte due to a loss participation, the Company recognizes a financial asset (“loss participation asset”) (IAS 32.11). For quarters in which the Company expects cash outflows to Incyte due to a profit participation, the Company recognizes a financial liability (“profit participation liability”) (IAS 32.25). Both the financial asset (USD 48.9 million) and the financial liability (USD 588.3 million) were initially measured at fair value in accordance with IFRS 13 (IFRS 9.5.1.1). Transaction costs incurred in relation to those financial instruments were negligible.

A financial instrument’s initial fair value is normally the transaction price (that is, the fair value of the consideration given or received). However, in this case the consideration received is not only related to the financial instruments – part of the consideration received is also for commercialization rights in ROW. Thus, the fair value of the financial instruments could not be derived directly from the consideration received and therefore the Company had to measure their initial fair values (IFRS 9.B5.1.1).

The loss participation asset is subsequently measured at fair value through profit or loss (IFRS 9.4.1.4). The subsequent measurement at amortized cost is not applicable since the contractual terms do not give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding but rather to uncertain cash inflows that depend on the amounts of future losses expected from the pre-tax profit (loss) share associated with the co-commercialization in the US that are to be borne by Incyte (IFRS 9.4.1.2 (b)).

The financial liability for the expected profit participation of Incyte is subsequently measured at amortized cost (IFRS 9.5.3.1, IFRS 9.4.2.1) since the option to designate the financial liability as measured at fair value through profit or loss was not applied (IFRS 9.4.2.2).

Tell us why the residual amount of $268.9 million was entirely recognized as the marketing license for tafasitamab outside the US.

Response

As outlined above, the agreement is in the scope of IFRS 15 to the extent the Company provides Incyte goods or services that are an output of the Company’s ordinary activities in exchange for consideration (IFRS 15.6). The element “exclusive commercialization rights for ROW” does not fall within the scope of other standards (i.e., no scope exemption of IFRS 15.5) and hence is accounted for in accordance with IFRS 15. The five-step approach of IFRS 15 was applied to the grant of the exclusive commercialization rights for ROW to Incyte since the Company’s normal course of business comprises, among others, the out-licensing of certain the Company’s intellectual property in exchange for consideration.

Step 1 – Identifying the contract

The Company and Incyte have (a) approved the contract by signing, (b) the Company can identify each party’s rights regarding the goods or services to be transferred, (c) the Company can also identify the payment terms for the goods or services to be transferred and (d) the contract has commercial substance because the risk, timing or amount of the Company’s future cash flows is expected to change as a result of the contract. Furthermore, (e) it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred because the Company already collected the upfront fee and the contribution to equity. Consequently, this portion of the agreement meets the criteria to be accounted for as a contract with a customer under IFRS 15 (IFRS 15. 9 (a)-(e)).

Step 2 – Identifying distinct performance obligations

The transfer of the exclusive license for commercialization rights for ROW to Incyte is a promise identified as a performance obligation that is distinct (IFRS 15.22 (a)). It is distinct because the two criteria of IFRS 15.27 are met:

•	(a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (IFRS 15.IE 286); and

•	(b) the entity’s promise to transfer goods or services to the customer is separately identifiable from other promises in the contract (IFRS 15.IE 286A).

Step 3 – Determining the transaction price

As described in the “Background of the Transaction” section, the agreement contains several elements. As outlined above, the Company applied IAS 32 and IFRS 9 to the consideration received for the US co-commercialization rights. For further details on the accounting of the contribution to equity, refer to the response to question 3. According to IFRS 15.7 (a), the Company first applied the recognition and measurement requirements in the relevant standards other than IFRS 15 and excluded from the transaction price the amount of the elements of the agreement that were initially recognized and measured in accordance with those other standards. This resulted in a transaction price for the exclusive commercialization rights for ROW of USD 268.9 million (IFRS 15.47).

Step 4 – Allocation of the transaction price

According to IFRS 15.75, the transaction price did not have to be allocated to several performance obligations because at the inception of the agreement only one performance obligation in the scope of IFRS 15 was identified (the transfer of the Company’s intellectual property necessary for Incyte’s exclusive commercialization of tafasitamab for ROW).

Step 5 – Recognizing revenue

The Company granted the exclusive commercialization rights for ROW to Incyte as a right to use and therefore satisfied its identified performance obligation at a certain point in time (IFRS 15.B61; IFRS 15.IE 287). The point in time at which Incyte was able to direct the use of and obtain substantially all of the remaining benefits of the exclusive commercialization rights for ROW (IFRS 15.33) was determined to be at the transfer of the Company’s intellectual property in March 2020.

Any future development activities carried out after the signing of the agreement do not have any effect on the exclusive commercialization rights for ROW (IFRS 15.B59A (a)). In addition, Incyte’s ability to obtain benefit from the exclusive commercialization rights for ROW was not substantially derived from any future development activities (IFRS 15.B59A (b)), because Incyte was already able to obtain benefit from the exclusive commercialization rights for ROW since tafasitamab was completely developed. Consequently, the exclusive commercialization rights for ROW had significant stand-alone functionality. Hence, since future development activities will not significantly affect the intellectual property (i.e., the exclusive commercialization rights for ROW) to which Incyte has rights to, the Company’s promise in granting a license was not a right to access (IFRS 15.B58 (a)). Therefore, revenue was not recognized over time according to IFRS 15.B60.

Tell us how you accounted for the premium that Incyte agreed to pay for your ADSs on the date of the agreement.

Response

The premium was allocated to the other elements of the agreement as described above. As stated in the “Background of the Transaction” section, the contract provided for a USD 150.0 million cash payment for an equity investment in the Company. Based on the fair value of the Company’s ADSs (as determined by the closing price of the Company’s shares on the issuance date), the total fair value of shares transferred to Incyte was USD 91.7 million. Thus, the contractually stated amount of USD 150.0 million was determined to be in excess of the fair value of the shares and the premium of USD 58.3 million formed part of consideration for the remaining elements of the agreement. Accordingly, the Company recorded an increase to equity of USD 91.7 million in connection with the transaction.

The premium was derived because a third-party market participant (i.e., a party that would not have simultaneously entered into all of the other elements of the agreement that Incyte and the Company entered into) would have only purchased the Company’s shares for their fair value. This premium for the acquisition of shares would not have been accepted by a third-party market participant in an orderly, stand-alone transaction and was therefore not allocated to the equity contribution (‘at arm’s length transaction’; IFRS 13.9). Accordingly, the Company determined that the best measurement for the fair value of the ADSs was the market price of the Company share (ADS) on the issuance date.

If you should have any questions regarding the enclosed matters, please contact Klaus de Wall (SVP, Head of Accounting & Tax) at +49 89 89927 331.

With kind regards

MorphoSys AG

/s/ Sung Lee

Sung Lee

Chief Financial Officer

cc:

Michael Bison, Esq., Goodwin Procter LLP

Klaus de Wall, SVP, Head of Accounting & Tax